Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
NINTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AKEBIA THERAPEUTICS, INC.

Akebia Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted resolutions authorizing and approving an amendment to the Restated Certificate of Incorporation of the Corporation to (i) increase the number of authorized shares of capital stock and (ii) increase the number of authorized shares of Common Stock of the Corporation.

SECOND: That the amendment to the Restated Certificate of Incorporation of the Corporation set forth in this Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of Delaware by the Board of Directors and holders of a majority of the outstanding stock of the Corporation entitled to vote thereon.

THIRD: That upon the effectiveness of this Certificate of Amendment, Section (a) of Article FOURTH of the Restated Certificate of Incorporation is hereby amended and restated as follows:

“(a) Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 525,000,000, consisting of (i) 500,000,000 shares of Common Stock, par value $0.00001 per share (“Common Stock”), and (ii) 25,000,000 shares of Preferred Stock, par value $0.00001 per share (“Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”).”

IN WITNESS WHEREOF, this Certificate of Amendment of Restated Certificate of Incorporation has been executed by a duly authorized officer on this 18th day of June, 2026.

                                /s/ John P. Butler
By:    John P. Butler
Title:    President and Chief Executive Officer